United States securities and exchange commission logo





                              November 9, 2020

       Han Lee
       Chief Executive Officer
       Bright Lights Acquisition Corp.
       12100 Wilshire Blvd Suite 1150
       Los Angeles, CA 90025

                                                        Re: Bright Lights
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
14, 2020
                                                            CIK No. 0001827328

       Dear Mr. Lee:

                                                        We have reviewed your
draft registration statement and have the following comment.

               Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed October 14, 2020

       Competitive Advantages and Business Strategy, page 3

   1. Please revise the disclosure here and on page 73 to clarify what relationship or involvement that the
company, the sponsor or any member of your executive team
                                                        have with the
celebrities and companies you identify and the transactions and investments you describe, or
clarify that you have no such relationship or involvement. In this context, please also clarify
that the stock appreciation and valuations you attribute to celebrity involvement with Weight
Watchers, Papa John's and other identified companies may not be representative of
any stock appreciation or valuation that may or may not result from your initial business
combination. In this regard, we note disclosure in your risk factor entitled "Past
performance of our management team . . ." on page 41.
 Han Lee
Bright Lights Acquisition Corp.
November 9, 2020
Page 2



       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameHan Lee                                Sincerely,
Comapany NameBright Lights Acquisition Corp.
                                                         Division of
Corporation Finance
November 9, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName